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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 24931

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/02_____ AND ENDING _____12/31/02_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Altegris Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1020 Prospect Street

(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon C. Sundt   (858) 459-7040

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.

(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Jon C. Sundt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Altegris Investments, Inc._____, as of ___December 31_____, 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BARBARA MUELLER
Commission # 1238362
Notary Public - California
San Diego County
My Comm. Expires Oct 17, 2003

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

TABLE OF CONTENTS



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Altegris Investments, Inc.
(formerly Rockwell Investments, Inc.)

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 12, 2003

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2002</u>

<u>ASSETS</u>

Cash	$	74 607
Commissions receivable		642 791
Office equipment and software, at cost, net of accumulated depreciation of $886		11 020
Other assets		10 400
	$	**738 818**

<u>LIABILITIES AND SHAREHOLDER'S EQUITY</u>

LIABILITIES:

Accounts payable and accrued expenses	$	63 285
Commissions payable		255 819
TOTAL LIABILITIES		319 104

SHAREHOLDER'S EQUITY (Note 2):

Common stock, no par value; 1,000 shares authorized;	
270 shares issued and outstanding	344 195
Retained earnings	75 519
TOTAL SHAREHOLDER'S EQUITY	419 714

	$	**738 818**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:

Commissions	$ 5 788 860
Interest income	565 574
Total revenue	6 354 434

EXPENSES:

Commissions	1 902 440
Salaries, benefits and payroll taxes	1 260 534
Clearing and contract charges	2 504 041
Occupancy and equipment costs	85 113
Dues and registrations	89 479
Professional fees	84 611
Communications and related	59 362
General and administrative	204 574
Total expenses	6 190 154

NET INCOME	$ **164 280**

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings
BALANCES, December 31, 2001	$ 20 645	$ 22 350
Contributions	323 550	-
Distributions	-	(111 111)
Net income	-	164 280
BALANCES, December 31, 2002	$ 344 195	$ 75 519

ALTEGRIS INVESTMENTS, INC.
(formerly Rockwell Investments, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	164 280
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		886
Increase in commissions receivable		(641 484)
Increase in other assets		(10 400)
Increase in accounts payable and accrued expenses		63 286
Increase in commissions payable		255 818
Net cash used in operating activities		(167 614)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of office equipment and software		(11 906)

CASH FLOWS FROM FINANCING ACTIVITIES:

Decrease in due to parent		(1 843)
Contributions from parent		323 550
Distributions to parent		(111 111)
Net cash provided by financing activities		210 596

NET INCREASE IN CASH		31 076
CASH AND CASH EQUIVALENTS, at beginning of year		43 531
CASH AND CASH EQUIVALENTS, at end of year	$	74 607

The accompanying notes are an integral part of this statement.

7

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rockwell Investments, Inc. (the "Company") was incorporated June 18, 1975. On June 25, 2002, the Company changed its name to Altegris Investments, Inc. The Company is a wholly-owned subsidiary of Altegris Portfolio Management, Inc. It is registered with the Securities and Exchange Commission as a broker dealer and with the Commodity Futures Trading Commission as an introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to Man Financial, Inc. ("Man"), a futures commission merchant ("FCM").

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced by the Company to Man, Man pays the Company a portion of the commodity brokerage commissions paid by those accounts as is more fully described below.

During the year ended December 31, 2002, the Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses is reported by the Company's shareholder on its tax returns.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company provides for depreciation of office equipment and software using the straight-line method based on the estimated useful lives of the assets of three years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $176,972 and $21,274, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.80 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
(Concluded)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a service agreement with its parent. Pursuant to the agreement, certain personnel costs and operational expenses will be provided to the Company at no cost.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to Man, all of which are traded by third party commodity trading advisors. In addition, the Company has entered into a guarantee agreement with Man, pursuant to which Man guarantees the terms of the guarantee agreement, as is provided for under CFTC regulations. The Company does not take discretionary control over any account. Man pays the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to Man for all or a portion of the obligation.

SUPPLEMENTARY INFORMATION

ALTEGRIS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15C3-1
<u>DECEMBER 31, 2002</u>

CREDIT:

Shareholder's equity	$	419 714

DEBITS:

Nonallowable assets:

Commissions receivable	221 322
Office equipment and software, net	11 020
Other assets	10 400
Total debits	242 742

NET CAPITAL	176 972

Minimum requirements of 6-2/3% of aggregate indebtedness of
$319,104 or $5,000, whichever is greater

	21 274

Excess net capital	$	155 698

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$	63 285
Commissions payable		255 819
	$	319 104

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.80 to 1

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See Independent Auditors' Report.



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Altegris Investments, Inc.
(formerly Rockwell Investments, Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly security examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be of material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions's objectives.

In addition, our review indicated that Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver Colorado
February 12, 2003

12



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

To the Board of Directors
Altegris Investments, Inc.
(formerly Rockwell Investments, Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MSI

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. (formerly Rockwell Investments, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purposes.

Spicer, Jeffries & Co.

Denver, Colorado
February 12, 2003